

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

January 23, 2007

<u>By Facsimile and U.S. Mail</u>

Efraim Grinberg
Chief Executive Officer
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652

> **Re: Movado Group, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2006**
> **Filed April 12, 2006**
> **File No. 001-16497**
> **Form 10-Q for Three Months Ended October 31, 2006**
> **Filed December 7, 2006**
> **File No. 001-16497**

Dear Mr. Grinberg:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2006

Notes to Movado Group, Inc.'s Consolidated Financial Statements, page F-8

Note 1 – Significant Accounting Policies, page F-8

Principles of Consolidation, page F-8

1.   Please tell us how you account for your joint venture in MGI-TWC B.V. and its
        two subsidiaries. We note that you hold a 51% ownership interest and you
        disclose consolidating your subsidiaries, however; MGI-TWC B.V. and its
        subsidiaries are not included in Exhibit 21.1 of your Form 10-K. In your response
        please include the applicable GAAP to support your accounting treatment and any
        proposed disclosure revisions to clarify your policy if you do not already fully
        consolidate these entities.

Deferred Rent Obligations and Contributions from Landlords, page F-11

2.   In your response please confirm the effects of adopting FSP 13-1 were immaterial
        to your financial position and results of operations or, in future filings; please
        disclose the amount of capitalized rental costs incurred during and after a
        construction period for leased store locations prior to the adoption of FSP 13-1, to
        the extent material.

Revenue Recognition, page F-12

3.   To the extent material, please include the required disclosures for the amount of
        gross revenue from finance charges on your private label credit card and its
        income statement classification or disclose the amount to be immaterial. See
        SAB Topic 8B.

Note 15 – Segment Information, page F-30

4.   Please advise or revise the geographic information in future filings to separately
        disclose revenue from external customers you attribute to the U.S., to all other
        countries combined and material individual foreign countries, as applicable. Your
        disclosure suggests that domestic data includes North America, Caribbean and
        Hilfiger South American operations. Also, please expand your disclosure to
        clarify your basis for attributing revenue to individual countries. For example
        please tell us how you characterize revenue originating in the U.S. and sold to
        foreign countries or domiciled entities. See paragraph 38 of SFAS No. 131.

Form 10-Q for Three Months Ended October 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations for the Three Months Ended October 31, 2006 as compared to the Three Months Ended October 31, 2005, page 17

5.	We note you attribute an increase of approximately $12.1 million in sales to the liquidation of excess discounted inventory and, of that $12.1 million, about $5 million of the increased sales is attributable to the Movado brand. Please tell us how the unexplained $7.1 million is attributable to other product brands, explain the underlying reason(s) for the liquidation including why the utility of the inventory deteriorated subsequent to your annual year end. Please tell us why this excess inventory was believed to be stated at its lower of cost or market at year end and if the excess inventory was included in your excess and obsolescence allowance. If not, explain why it was not previously factored into your considerations. To the extent useful, please support your explanations with information, or statistics such as sell through or turn rates, to support your conclusions.

6.	Please tell us how the liquidation of excess discounted inventory, discussed above, is associated with the $13.1 million increase in Concord and Ebel inventory existing as of January 31, 2006, if at all. We refer you to page 30 of Form 10-K. If it is not please tell us if any adjustments were recorded to reduce excess Concord and Ebel inventory to its lower of cost or market since year end.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Brian McAllister, Staff Accountant at (202) 551- 3341 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief